AMENDMENT NO. 2 ON
                                   FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                          For the month of August 2005

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [_]     No [X]

This Amendment No. 2 on Form 6-K/A amends the Registrant's Report on Form 6-K for the Month of August 2005, as previously filed and amended to date, to insert the following "Explanatory Note Regarding Non-GAAP Measure" following the cover page of such report:

                   EXPLANATORY NOTE REGARDING NON-GAAP MEASURE

References in this Report and the exhibits thereto to EBITDA (earnings before interest, taxes, depreciation and amortization) included herein are to a non-GAAP measure which represents our net loss according to generally accepted accounting principles in Israel) (GAAP), excluding the effects of interest and other financing expenses, net, taxes, depreciation, and amortization. EBITDA is not a measurement under GAAP, and should not be construed as an alternative to the Company's operating loss or as an indicator of the Company's operations in accordance with GAAP, nor should EBITDA be construed as an alternative to cash flow from operating activities in accordance with GAAP. Our definition of EBITDA may not be similar to EBITDA as measured and used by other entities.

We believe that EBITDA provides useful information to investors about our performance, because by eliminating from our Company's net loss the effects of periodic changes in the significant costs associated with capital investments and interest expenses related to our Company's long-term loans from banks and convertible debentures, readers of our financial results are presented with what we feel is a more accurate indication of our results from our ongoing business operations. We also use EBITDA in evaluating the overall performance of our business operations.

The following table reconciles EBITDA to net loss for the periods presented:

                             Three Months Ended             Six Months Ended
                       -------------------------------    --------------------
                       June 30,    March 31,   June 30,   June 30,     June 30,
                         2005        2005        2004       2005         2004
                       -------     -------     -------    --------     -------
                                        Dollars in Thousands
                       -------------------------------------------------------
                                              Unaudited
                       -------------------------------------------------------

EBITDA                  (4,463)    (13,691)     (2,204)    (18,154)     (8,201)

Interest and other
financing expenses,
net                     (6,218)     (7,035)     (5,851)    (13,253)    (11,416)

Depreciation and
Amortization           (36,559)    (34,594)    (28,477)    (71,153)    (55,406)

Net Loss               (47,240)    (55,320)    (36,532)   (102,560)    (75,023)



     Except as so amended, the Registrant's Amended Form 6-K remains as originally filed. This Form 6-K/A is being incorporated by reference into all effective Registration Statements filed by the Registrant under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     TOWER SEMICONDUCTOR LTD.



Date: November 7, 2005                               By: /s/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretary